

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Rick Gaenzle
Chief Executive Officer
Blue Gold Ltd
3109 W. 50th Street, #207
Minneapolis, MN 55410

      Re: Blue Gold Ltd
          Registration Statement on Form F-4
          Filed June 14, 2024
          Amendment No. 1 to Registration Statement on Form F-4
          Filed July 5, 2024
          File No. 333-280195

Dear Rick Gaenzle:

      We have reviewed your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4

Questions and Answers for Shareholders of Perception, page ix

1.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Summary of the Proxy Statement/Prospectus, page 1

2.   Please provide organizational diagrams reflecting your corporate structure prior to and upon completion of the proposed transactions.

3.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide

similar disclosure for the company's officers and directors, if material. For example, we note the Sponsor and Perception's officers and directors (or their affiliates) have made loans to Perception to fund certain capital requirements.

4.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. For example, we note your Sponsor or an affiliate of your Sponsor or certain of your officers and directors may, but are not obligated to, loan you funds as may be required, and if you complete your initial business combination, you would repay such loaned amounts, and up to $1,500,000 of such loans may be convertible into Private Placement Warrants of the post-business combination entity.

        Additionally, please revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

5.   Please revise to make clear here and throughout the filing that the Bogoso Preastea Mine has suspended operations and is an exploration stage property that will need to be restarted, and that this will require significant start up costs. Additionally, state that as of (the latest practicable date), the target company has generated no revenue. Please also provide an estimated timetable for when you believe you will begin operations, describe all material licenses and approvals required in order to restart operations, and state the status of each.

Tax Laws Relating to Mining, page 14

6.   Revise to clarify your references to the Obuasi TCA for AGA Ghana and to AGA Iduapriem. These entities do not appear to be listed elsewhere in the prospectus.

Risk Factors
Regional Risk Factors
The Government of Ghana has the right to increase its interest in certain subsidiaries., page 28

7.   Revise this factor and related disclosure elsewhere to clarify whether the "golden share" would provide Ghana with a pre-emptive right to purchase all gold and other minerals produced. Also clarify the material terms (including any pricing formula) pursuant to which Ghana would be entitled to make such purchases.

Any downturn in Ghana's economy may impact BGHL's growth, profitability and ability to continue BGHL's operations., page 29

8.   We note the discussion of historically high inflation, including the statement that "inflation dropped to 41% and the Cedi has been on an appreciating path against the USD in the second quarter." Please provide updated disclosure, and explain the reference to being on "an appreciating path against the USD." Also, identify actions planned or taken, if any, to mitigate inflationary pressures.

Company Risk Factors, page 47

9.   We note your sponsor is a Cayman Islands limited liability company, and a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. Please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

10.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

11.   Revise the risk factor "If we are deemed to be an investment company" to note that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also disclose the consequences to investors if you are required to wind down your operations as a result of this status.

12.   We note your disclosure on page 125 that to finance transaction costs in connection with the initial business combination, your Sponsor or an affiliate of your Sponsor or certain of your officers and directors may loan you funds, and if you complete your initial business combination, you would repay such loaned amounts. Please provide a risk factor detailing the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

13.   Please highlight the risk here and throughout the filing that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Risks Relating to our Management Team
If our management following the Business Combination is unfamiliar with United States securities laws, page 59

14.   Rather than providing generic risk factors, ensure that your risk factors are tailored to your particular facts and circumstances. For example, please update this risk factor to take into account the expected composition of your management team that you will disclose under "Board of Directors and Management" at page 148.

General Risk Factors
Because we are incorporated under the laws of the Cayman Islands, page 63

15.   Confirm that the referenced legal counsel will supply its consent to the disclosure that appears in this risk factor. See Securities Act Rule 436(a).

Background of the Business Combination, page 82

16.   Please provide additional details regarding the 80 opportunities reviewed by the former sponsor, and disclose why the Perception Board declined to consider any additional targets aside from BGHL.

17.   Revise to name the actual individuals involved in the process described in this section. For example, please identify (1) the "colleagues" of Mr. Tan with whom he consulted on or after November 1, 2023; (2) those individuals who signed the November 3, 2023 term sheet; (3) each board member who voted in favor of the transaction in December; and (4) each of the "parties" who signed the business combination agreement.

The Perception Board's Assessment of Valuation, page 87

18.   We note your disclosure stating that the Perception Board conducted a valuation assessment and concluded that a pre-money valuation of $114.5 million represented a good investment, considering an AISC estimate of $890/ounce and a production estimate of 4 million ounces of gold from the Bogoso Prestea Mine, which would represents $8 billion in potential revenue at $2,000 per ounce. Please expand your disclosures to address the following points.

- Describe the nature and extent of any due diligence performed by the Perception Board in determining there was a reasonable basis for the estimates of production and costs and in formulating their view on the valuation.

- Indicate whether the production and cost estimates are fully supported by the technical report summary and if this is not the case, identify the source of the estimates and describe the manner by which this information has been compiled.

- Indicate the extent to which the production estimate is attributable to a class of mineralization, such as inferred, indicated, or measured resources, and proven or probable reserves, and clarify whether such classifications utilized are fully consistent with the definitions in Item 1300 of Regulation S-K.

- Describe the levels of accuracy associated with the estimates of production and costs – to include differentiation based on the resource and reserve classifications and considering the nature of the geological work underlying the technical report summary which appears to be an initial assessment.

- Explain that in preparing its estimates of mineral resources the company has not demonstrated economic viability of any mineralization on the property.

- Provide a summary of the key assumptions underlying the estimates of production and costs and the range of reasonably possibly variations in those assumptions and the associated effects on the estimates of production and costs.

- Disclose the amount of capital expenditures estimated to be required to conduct the additional exploration work necessary to convert resources to reserves and to develop the mine and commence production; also indicate the level of accuracy in the estimate and identify the person who prepared the estimate.

- Describe any encumbrances on future gold production such as royalties and excise taxes and explain how these have been assessed.

- Explain how the pre-money valuation amount was determined and whether the Perception Board believes that it has adequately considered the uncertainties inherent in the estimates of production and costs, including the uncertainties inherent in estimates of the underlying mineralization, in formulating its view.

- Describe and quantify any costs that are reasonably likely to be incurred as part of the effort to transform the property into a producing mine that have not been considered by the Perception Board in formulating its view on the valuation.

- Address the possibility that the effort to transform the property will not be successful.

The Perception Board's Reasons for the Approval of the Business Combination, page 87

19.   Under "Results of Due Diligence Conducted by Perception at the time of Signing," it is unclear whether members of the Perception Board other than Mr. Gaenzle considered BGHL projections. Please revise to clarify. In that regard, we note the disclosure at page 84 regarding due diligence performed by Mr. Tan and Mr. Gaenzle, as well as the assertion at page 87 that the board was not provided with projections or forecasts "at any time." Insofar as Mr. Gaenzle is a member of the board, explain the basis for asserting that the board did not receive such information.

Interests of Perception's Directors and Officers in the Business Combination, page 90

20.   We note the disclosure that upon consummation of the Business Combination, a transaction fee equal to $8,050,000 will be payable to Citigroup Global Markets Inc., and Barclays Capital Inc., which were co-book-running managers for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Citigroup and/or Barclays that they will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC's initial public offering.

Material Tax Considerations, page 97

21.   The caption in the table of contents differs from the placeholder caption which appears at page 97. Please provide a discussion of the material tax consequences which addresses the business combination and the merger, the subject of the first two numbered proposals. Also include an opinion of counsel or of an independent public or certified public accountant supporting the tax matters and consequences to the shareholders as described in the filing if such tax matters are material. See Item 21(a) of Form F-4; Item 10.E of Form 20-F; and Item 601(b)(8) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 98

22.   We note your disclosure on page F-9 that pursuant to the purchase agreement, Blue Gold Bogoso Prestea Ltd will be 90% owned by BGHL and 10% owned by the Government of the Republic of Ghana. On May 1, 2024, the transfer of assets pursuant to this purchase agreement was completed. Please depict this acquisition in your pro forma condensed combined balance sheet as of March 31, 2024 assuming that the acquisition occurred on March 31, 2024. Also, present the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, assuming that the acquisition occurred on January 1, 2023.

Information About Perception, page 110

23.   Provide updated and consistent disclosure regarding the number of public shares redeemed, and provide a definition for the referenced "Extension Meeting." We note the different disclosure that appears at page xv in that regard.

24.   Revise the biographical sketches you provide for Messrs. Gaenzle and Stanfield to clarify the dates each began serving in the listed capacities and, in light of their other listed positions, quantify how much of their professional time each devotes to your business and affairs.

Information About BGHL, page 130

25.   Please expand your disclosure of mineral resources on page 131 to include the point of reference, mineral price, cut-off grade(s), and metallurgical recovery factors associated with the estimates in your resource table to comply with Item 1304(d) of Regulation S-K.

26.   We note that you report as non-GAAP measures all-in-sustaining costs (AISC), including several variations, along with your mineral property disclosures on pages 87, 88, 132, 133, and 136. In the paragraph preceding the chart on page 132, you appear to attribute your AISC measures to the technical report summary, or to details within the technical

report summary, though without adequate details of the assumptions involved. We see that you have included a chart listing the types of costs included in AISC and illustrating the calculation, though without providing any numerical details to support your estimates of AISC.

Tell us how you have appropriately associated the AISC measures with the technical report summary, or explain to us how you are able to show a reasonable basis for the inclusion of the measures. Please provide us with the respective calculations including charts corresponding to the illustration on page 132, with all of the numerical details underlying your estimates of AISC.

27.   We note that you have included various cost estimates and economic indicators throughout the filing, many of which appear to have come from the technical report summary. As the technical report summary is an initial assessment, the utility of the optional cash flow analysis is generally limited to demonstrating economic potential, where the accuracy of the operating and cost estimates is generally plus or minus 50% with a contingency level of no greater than 25%, as noted in Item 1302(d)(4) of Regulation S-K.

Please expand your disclosures of cost estimates and economic indicators that are associated with the cash flow analysis in the technical report summary to clearly state the accuracy and contingency levels that are associated with the measures and to clarify that the numbers are based on an initial assessment. This disclosure should be included in each instance where such estimates and indicators are presented.

28.   We note your disclosures on page 133 of cashflows and net present values based on a range of gold prices and a range of discount rates. Please tell us if these numbers have come from your technical report summary and if this is not the case, identify the source or explain how you have established a reasonable basis for these numbers.

Please also explain to us the extent to which the figures disclosed include economics associated with tailings reprocessing; and if such economics have been included also clarify the extent to which contained gold in your tailings facility is also included in your resource estimates; if this is the case, identify the particular section of the technical report summary where this is confirmed.

However, if mineralization associated with tailing reprocessing is not included in the resource estimates, any cashflow metrics that include economics associated with tailings reprocessing should be revised to exclude the associated cash flows.

29.   Please disclose whether you plan to complete a preliminary feasibility study or a feasibility study prior to starting mining operations and if so also describe your expectations as to the timeframe; otherwise, include a discussion of the elevated risks associated with mining resources for which economic viability has not been established.

30.   We note your disclosures on pages 130 and 133 referring to the Bogoso Prestea Mine as a development-stage project. However, as it appears that you have not established proven or probable mineral reserves, as further addressed in other comments in this letter, your project should be characterized as an exploration stage project, consistent with the definitions under Item 1300 of Regulation S-K.

Please revise this disclosure and more generally discussions of the Bogoso Prestea Mine elsewhere in the filing as necessary to clarify that it represents an exploration stage project because you have not demonstrated the economic viability of the mineral resources disclosed, as would be required to report mineral reserves.

31.   Please expand your disclosure to include a description of the existing infrastructure on the property as required by Item 1304(b)(1)(ii) of Regulation S-K.

32.   Please expand your disclosure to include the information required by Item 1304(b)(2) of Regulation S-K, such as a description of the present condition of the property, the proposed program of exploration or development, the age and physical condition of the equipment and facilities, as well as details regarding the extent of modernization, the cost or book value of the property and equipment, and any significant encumbrances, including permit requirements and timeframes.

33.   Please expand your disclosure to include the information required by Item 1304(b)(2) of Regulation S-K, regarding any metallurgical test work that has been conducted, or that will be conducted, particularly with respect to refractory sulphide processing as this appears to constitute the bulk of your mineral resource.

We expect that your disclosures would need to correlate with the information on page 105 of the technical report summary, indicating that no recent test work has been conducted. If work has been conducted or plans have been made subsequent to the effective date of that report, please include corresponding details including the dates or periods associated with such developments.

34.   Please revise your disclosures of mineral resources on page 140 to include the point of reference and the metallurgical recovery factors associated with the estimates in your resource table as required by Item 1304(d) of Regulation S-K.

35.   Please disclose the information required by Item 1305 of Regulation S-K, regarding your internal controls over exploration and mineral resource and reserve estimation efforts, to include quality control and assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in the estimation.

36.   We note your disclosure regarding the assumptions of the consensus gold price, as well as the estimated requirements for Expansion Capex and Sustaining Capex. Please revise to provide all material assumptions when determining these estimated requirements and gold prices.

Financial Statements
Blue Gold Holdings Limited
Note 6 - Commitments and Contingencies, page F-8

37.   Please expand your disclosure to describe the material terms of the purchase and
        assumption agreement including, but not limited to, the purchase price and consideration
        given in exchange for these mining assets.

Amendment No. 1 to Registration Statement on Form F-4

Exhibits and Financial Statements Schedules
Exhibit 96.1 - Technical Report Summary, page II-1

38.   We note that the qualified person has quantified proven and probable mineral reserves in
        Section 12.3 on page 137 of the technical report summary, although disclosures on pages
        8, 20 and elsewhere in the report indicate the preliminary or conceptual life-of-mine plan
        and optional cash flow analysis are based on mineral resources. Therefore, unless
        substantial revisions are made the estimates of mineral reserves in the technical report
        summary are not adequately supported and should be removed.

        We note various disclosures in the registration statement indicating you have established
        mineral reserves although you appear to only quantify mineral resources outside of the
        technical report summary. If you believe that you are able to support disclosures of
        mineral reserves, you would need to obtain and file a preliminary feasibility study or
        feasibility study that includes a detailed evaluation of modifying factors that demonstrates
        the economic viability of the project, consistent with Item 1302(e) of Regulation S-K; for
        example, the content prescribed by Item 601(b)(96)(iii)(B) of Regulation S-K, including
        details of assumptions made in converting resources to reserves in paragraph (12) and the
        economic analysis prescribed in paragraph (19) would need to coincide.

        However, if this is not presently feasible the technical report summary will need to be
        revised to remove the estimates of mineral reserves and should be clearly labeled as an
        initial assessment. Under this scenario, all language in the registration statement
        indicating you have established mineral reserves should also be removed or revised to
        clarify that you are only reporting mineral resources because you have not established the
        economic viability of any mineral resources.

39.   The matter referenced in the preceding comment and the observations made in this
        comment will need to be addressed in consultation with the qualified persons involved in
        preparing the technical report summary as you will need to obtain and file a revised
        technical report summary to resolve these concerns.

        The revised technical report summary must include all content prescribed by Item
        601(b)(96)(iii) of Regulation S-K and be prepared in a manner that is consistent with the
        requirements in Item 1302 of Regulation S-K. Please coordinate with the qualified
        persons as necessary to address the following points.

        •   Given that four persons have signed the technical report summary, the report should
            be modified to clearly delineate the section or sections of the report that have been

prepared by each qualified person as required by Item 1302((b)(1)(i) of Regulation S-K.

- Historical estimates of resources and reserves that have not been prepared in accordance with Subpart 1300 of Regulation S-K should be removed.

- Each mineral resource table should be revised to include the selected point of reference as required by Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K.

- The opinion of the qualified persons on whether all issues relating to the technical and economic factors that are likely to influence the prospect of economic extraction can be resolved with further work must be provided to comply with Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

- The cashflow analysis should be accompanied by disclosure stating the accuracy and contingency levels to comply with Item 1302(d)(4)(i) of Regulation S-K.

- As the disclosure on page 185 indicates the economic analysis includes some inferred resources, the results of the economic analysis excluding inferred mineral resources must also be provided, along with the other information prescribed by Item 1302(d)(4)(ii) of Regulation S-K.

- The cashflow forecasts in Section 19.3 should be revised to include a "Total" column.

- Given the disclosure with respect to tailings reprocessing in Section 21, quantification of tailings and disclosures of the respective grades should be removed until these materials are upgraded to a mineral resource through the completion of an initial assessment.

Exhibits

40.   Please file the exhibit required by Item 601(b)(21) regarding your subsidiaries.

General

41.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. For any questions related to engineering comments you may contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or Timothy Levenberg at 202-551-3707 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Giovanni Caruso, Esq., of Loeb & Loeb LLP